
10016065

**Orbis**
*Grupa Hotelowa*

**Warsaw, 2010-05-25**

**United States Securities**
**and Exchange Commission**
**Washington D.C. 20549**
**USA**

SUPPL

OSA/AH-4/562010


SEC MAIL
RECEIVED
PROCESSING
JUL 19 2010
WASH, D.C.
193
SECTION

**Ref.: 82-5025**

Dear Sirs,

Please find enclosed the text of the Current report no. 15/2010.

Best regards

Ireneusz Węgłowski

Vice-President

**ORBIS SA**

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

**Sofitel**
**Novotel**
**Mercure**
**Ibis**
**Orbis Hotels**
**Etap**

7/28

82-5025

Current report no. 15/2010
May 24, 2010

Subject: major blocks of shares

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has received a Notification from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna with the wording as in the attached file.

**BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.**
**pl. Wolności 16, 61-739 Poznań**
**tel.: [+ 48] 61 855 73 22**
**fax: [+ 48] 61 855 73 21**

**Business secret of the financial market**

*L.Dz. BZ WBK AIB TFI S.A PF 20/2010*

Poznań, May 21, 2010

**Mr. Jean-Philippe Savoye**
**President of the Management Board**
**Orbis Spółka Akcyjna S.A.**
**ul. Bracka 16**
**00-028 Warszawa**

Dear Mr. President,

Acting by virtue of Article 69 section 2 point 1 letter a) in connection with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." No. 184, item 1539, as subsequently), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna, acting for and on behalf of Arka BZ WBK Akcji Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Rozwoju Nowej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Akcji Środkowej i Wschodniej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Akcji Środkowej i Wschodniej Europy Funduszu Inwestycyjnego Zamkniętego, Arka BZ WBK Stabilnego Wzrostu Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Zrównoważony Funduszu Inwestycyjnego Otwartego, and Lukas Funduszu Inwestycyjnego Otwartego (hereinafter referred to as the „Funds"), hereby informs that as a result of acquisitions of shares on May 18, 2010 the listed Funds have become holders of a number of shares resulting in an increase in the total number of votes at the general meeting of the public company Orbis S.A. by more than 2%.

Previously, the Funds managed by TFI informed about the holding of 16.13% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

Before the increase in the shareholding, there were 8,352,187 company shares, accounting for 18.127% of the share capital, held on the Funds' accounts. These shares carried 8,352,187 votes at the general meeting of shareholders, which accounted for 18.127% share in the total number of votes at the general meeting of the company Orbis S.A.

As of May 18, 2010, a total of 8,360,113 shares, accounting for 18,144% of the share capital, were deposited on securities accounts of the Funds. These shares carried 8,360,113 votes, which accounted for 18.144% share in the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, Towarzystwo informs that, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), it has commissioned the management of the Funds' investment portfolios to the company BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań. Therefore, BZ WBK AIB Asset Management S.A. is also obligated to notify acquisitions of shares referred to herein.

Best regards

Krzysztof Fabrykiewicz

acting Funds Valuation Director

# Orbis
Grupa Hotelowa

Warsaw, 2010-05-11


SEC MAIL
RECEIVED
PROCESSING
JUL 19 2010
WASH, D.C.
193
SECTION

**United States Securities and Exchange Commission**
**Washington D.C. 20549**
**USA**

OSA/AH-1/53/2010

**ORBIS SA**

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

zarejestrowana w Sądzie Rejonowym dla m.st. Warszawy, XII Wydział Gospodarczy, KRS Rejestr Przedsiębiorców 0000022622, kapitał zakładowy: 92.154.016 zł (wpłacony w całości), NIP 526-025-04-69. Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

**Sofitel**
**Novotel**
**Mercure**
**Ibis**
**Orbis Hotels**
**Etap**

**Ref.: 82-5025**

Dear Sirs,

Please find enclosed the text of the Current reports no. 10/2010, 11/2010, 12/2010.

Best regards



Ireneusz Węgłowski

Vice-President


SEC MAIL
RECEIVED
PROCESSING
JUL 19 2010
193

Current report no. 10/2010
May 6, 2010.

Subject: Decision concerning the declaration regarding suspension of dividend payment

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs that is has decided to put forward a motion for approval by the Annual General Meeting of "Orbis" S.A. Shareholders concerning distributing the net profit for the financial year 2009 amounting to PLN 13,406,895.49 by way of retaining the entire amount in the Company as retained earnings earmarked for statutory purposes.

Justification
Considering the unstable market conditions, caused by the economic crisis, as well as the challenges faced by „Orbis" S.A. under the adopted strategy of developing the Company' hotels and the resultant financial needs, the Management Board of „Orbis" S.A. proposes to retain the profit generated in 2009 in the Company as retained earnings earmarked for statutory purposes.


RECEIVED
JUL 19 2010
WASH, DC
193
SECTION

Current report no. 11/2010
May 7, 2010

Subject: Annual General Meeting of Shareholders

The Management Board of "Orbis" S.A. with its registered address in Warsaw, at 16, Bracka street, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby publishes the appended Announcement concerning the Annual General Meeting of "Orbis" S.A. Shareholders.

**ANNOUNCEMENT**
**dated May 7, 2010**
**CONCERNING ANNUAL GENERAL MEETING OF "ORBIS" S.A. SHAREHOLDERS**

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, informs that the Annual General Meeting of "Orbis" S.A. Shareholders is hereby convened for June 15, 2010 at 9:00 a.m. in the corporate headquarters of the Company located at 16 Bracka street (the building of "Orbis" S.A. Head Office), in Warsaw, Poland, with the following agenda:

1. Opening of the General Meeting of Shareholders and election of its Chairperson.
2. Confirming that the General Meeting of Shareholders has been properly convened and is capable of adopting valid resolutions.
3. Election of the ballot counting committee upon request of shareholders.
4. Adopting the agenda for the meeting.
5. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
   a) financial statements of "Orbis" S.A. for the financial year 2009 and the Directors' report as well as the motion of the Management Board concerning the distribution of profit for the year 2009,
   b) consolidated financial statements of the "Orbis" Group for the financial year 2009 and the Directors' report.
6. Presentation of the concise evaluation of the corporate standing of the Company prepared by the Supervisory Board.
7. Examination and approval of the Directors' report on the operations of "Orbis" S.A. for the financial year 2009.
8. Examination and approval of the financial statements of "Orbis" S.A. for the financial year 2009.
9. Adopting a resolution concerning distribution of profit for the financial year 2009.
10. Adopting a resolution concerning examination and approval of the consolidated financial statements of the "Orbis" Group and the Directors' report on the operations of the "Orbis" Group for the financial year 2009.
11. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year 2009.
12. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year 2009.
13. Adopting a resolution concerning acknowledgement of information on the result of elections of three members of the Supervisory Board for the Board's $8^{th}$ tenure by the Company employees, which is binding upon the General Meeting of Shareholders.
14. Adopting resolutions concerning appointment of members of the Supervisory Board for the Board's $8^{th}$ tenure.

As of the date of this Announcement, the total number of shares in the Company is equal to the number of votes carried by these shares and amounts to 46077008. Each share carries one vote at the General Meeting of Shareholders.

Only persons who are shareholders of „Orbis" S.A. as at the date of registration of their participation in the General Meeting of Shareholders referred to in Article $406^1$ of the Commercial Companies and Partnerships' Code, i.e. persons who are shareholders of „Orbis" S.A. as at May 30, 2010, may participate in the General Meeting of Shareholders. In order to exercise the right of participation in the General Meeting of Shareholders, the shareholder should apply for a registered share certificate, referred to herein below.

Upon request of a person, in whom the rights to paperless bearer shares in „Orbis" S.A. are vested, made to the operator of the securities account not earlier than after the publication of the announcement concerning convening the General Meeting of Shareholders and not later than on the first weekday after the date of registration of that person's participation in the General Meeting of Shareholders, the said operator issues a registered certificate confirming that person's right to participate in the General Meeting of Shareholders. Upon request of a person, in whom the rights to paperless bearer shares are vested, the content of the certificate should specify the partial or total number of shares registered on that person's securities account.

„Orbis" S.A. determines the list of persons authorized to participate in the General Meeting of Shareholders on the basis of the list prepared by the entity in charge of securities' custody. This list is made available to „Orbis" S.A. by the National Depository for Securities (KDPW) one week before the General Meeting of Shareholders at the latest.

The list of shareholders authorized to participate in the General Meeting of Shareholders, signed by the Management Board, containing their first and last names or business names, place of residence (corporate address), the quantity, type and numbers of shares and the number of votes carried by these shares shall be displayed in the Head Office of the Company at 16, Bracka street in Warsaw, Poland, for three weekdays immediately preceding the date of the General Meeting. Natural persons may state their mail delivery addresses instead of their place of residence. Shareholders may have access to the list of shareholders in the Head Office of the Company and request a copy of such list upon reimbursement of the costs of preparation of such a copy or request that the list of shareholders be sent to the requesting shareholder, free of charge, by e-mail, stating the address to which the list is to be sent.

Considering that the BY-LAWS OF THE GENERAL MEETING OF SHAREHOLDERS do not envisage the possibility of voting at the General Meeting of Shareholders via mail, and, accordingly, the STATUTES do not permit participation in the General Meeting of Shareholders via means of electronic communication, hence:

1) participation in the General Meeting of Shareholders via means of electronic communication is not permitted,
2) the Company does not admit the possibility of taking the floor during the General Meeting of Shareholders via means of electronic communication,
3) „Orbis" S.A. shareholder may not vote during the General Meeting of Shareholders via mail or via means of electronic communication.

Shareholder(s) of „Orbis" S.A. representing at least one twentieth of its share capital:

- may request that specific matters be placed on the agenda of the General Meeting of Shareholders. Such request should be notified to the Management Board not later than twenty one days prior to June 15, 2010, and should contain a justification or draft resolution relating to the proposed item on the agenda. The request may be made in an electronic form. The Management Board shall publish the changes to the agenda of the General Meeting of Shareholders resulting from shareholders' request not later than 18 days prior to June 15, 2010;
- may, prior to June 15, 2010, notify to the Company, either in writing or via means of electronic communication, draft resolutions relating to matters placed on the agenda of the General Meeting of Shareholders or matters which are to be placed on its agenda, with a

validation pertaining to each such resolution, in order to facilitate informed decision-making. The Company shall immediately publish such draft notified by shareholders on its website: www.orbis.pl.

Shareholders shall have the right to put forward draft resolutions concerning matters placed on the agenda during the General Meeting of Shareholders.

Shareholders or their proxies shall exercise their voting rights with the use of voting cards issued at the time of signing the list of attendance of the General Meeting of Shareholders. Voting is carried out with the use of electronic devices, as instructed by a representative of the company which provides this service to the General Meeting of Shareholders.
The form of voting is the same for all the participants of the of the General Meeting of Shareholders and consists in casting votes with the use of the voting cards issued.

Upon request of shareholders, the Chairman of the General Meeting of Shareholders orders that the ballot counting committee be appointed. The ballot counting committee ensures proper conduct of the voting, supervises the computer-backed service of the voting, checks and determines the result of the voting and informs the Chairman of the General Meeting of Shareholders thereof, as well as performs other tasks related to the voting procedures.

A shareholder authorized to participate in the General Meeting of Shareholders may participate in the General Meeting of Shareholders and exercise his voting rights either personally or through a proxy. A shareholder authorized to participate in the General Meeting of Shareholders who is a corporate body or an organizational unit without a legal personality may participate in the General Meeting of Shareholders and exercise voting rights either through a person authorized to make statements of intention on its behalf or through a proxy.

The proxy to participate in the General Meeting and to exercise the right to vote must be given in writing or in an electronic form. In order give a proxy in an electronic form via means of electronic communication, the appointing shareholder shall send a notice in an electronic form concerning appointment of a proxy to the following mail address: zawiadomienie.ksh@orbis.pl.

The proxy who has been given a power of attorney:

- in writing, must submit the said power of attorney prior to signing the list of attendance at the General Meeting of Shareholders and prior to receipt of the voting cards,

- in an electronic form, must submit the printout of the said power of attorney signed by him prior to signing the list of attendance at the General Meeting of Shareholders and prior to receipt of the voting cards in order to facilitate proper identification of the shareholder and the proxy for the purpose of verifying the validity of the power of attorney given in an electronic form, as referred to in Article $412^1$ § 5 of the Commercial Companies and Partnerships' Code. The proxy should sign the above-mentioned printout of the power of attorney underneath a clause with the following wording, handwritten by the proxy: „I have been granted this power of attorney by the Principal named therein. This power of attorney has not been revoked".

Identification of the shareholder and the proxy involve comparison of their first and last name or business name and the place of residence (corporate address) of the Principal named in the power of attorney granted in an electronic form with the first and last name or business name and the place of residence (corporate address) of the Principal named in the list delivered to the Company by the National Depository for Securities (KDPW) pursuant to Article $406^3$ § 8 of the Commercial Companies and Partnerships' Code and the personal particulars in the identity document presented by the proxy. Moreover, it is also checked whether "Orbis" S.A. was informed about granting the power of attorney in an electronic form via means of electronic communication, in a manner envisaged by the Company, i.e. sent to the address: zawiadomienie.ksh@orbis.pl.

Representatives of legal persons should present up-to-date excerpts of court registers, naming persons authorized to represent these entities. A person not named in the excerpt as a person authorized to represent the given entity as a single representative should submit a power of attorney signed by the persons authorized to represent the given entity.

Documents relating to the exercise of voting rights by the proxy and information concerning the General Meeting of Shareholders, including the full text of documents to be presented to the General Meeting as well as draft resolutions, are available at www.orbis.pl corporate website. Persons authorized to participate in the General Meeting of Shareholders may download the relevant files from the website.

Messages sent via e-mail should have the form of scans of documents saved in a PDF file format.

Current report no. 12/2010
May 7, 2010

Subject: Draft resolutions of the Annual General Meeting of Shareholders

The Management Board of "Orbis" S.A. with its registered address in Warsaw, at 16, Bracka street, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby publishes draft resolutions of the Annual General Meeting of "Orbis" S.A. Shareholders, which is convened for June 15, 2010.

Draft resolution
regarding item 1 of the agenda

**Draft Resolution No. 1**

concerning election of the Chairman

Acting pursuant to Article 409 § 1 of the Code of Commercial Companies and Partnerships and § 5 of the By-Laws of the General Meeting of Shareholders, the General Meeting hereby elects ............................................................................................................................................ as the Chairman of the General Meeting of Shareholders.

Draft resolution
regarding item 3 of the agenda

**Draft Resolution No. 2**

concerning election of the Ballot Counting Committee

Acting pursuant to the order of the Chairman of the General Meeting of Shareholders issued on the basis of § 9 of the By-Laws of the General Meeting of Shareholders upon request of the following shareholders:

1. ......................................................................
2. ......................................................................
........................................................................,

the General Meeting of Shareholders appoints the Ballot Counting Committee comprising the following members:

1) ......................................................................
2) ......................................................................
3) ...................................................................... .

Draft resolution
regarding item 4 of the agenda

**Draft Resolution No. 3**

concerning adoption of the agenda

The General Meeting of Shareholders hereby adopts the following agenda:

1. Opening of the General Meeting of Shareholders and election of its Chairperson.
2. Confirming that the General Meeting of Shareholders has been properly convened and is capable of adopting valid resolutions.

3. Election of the ballot counting committee upon request of shareholders.
4. Adopting the agenda for the meeting.
5. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
   a) financial statements of "Orbis" S.A. for the financial year 2009 and the Directors' report as well as the motion of the Management Board concerning the distribution of profit for the year 2009,
   b) consolidated financial statements of the "Orbis" Group for the financial year 2009 and the Directors' report.
6. Presentation of the concise evaluation of the corporate standing of the Company prepared by the Supervisory Board.
7. Examination and approval of the Directors' report on the operations of "Orbis" S.A. for the financial year 2009.
8. Examination and approval of the financial statements of "Orbis" S.A. for the financial year 2009.
9. Adopting a resolution concerning distribution of profit for the financial year 2009.
10. Adopting a resolution concerning examination and approval of the consolidated financial statements of the "Orbis" Group and the Directors' report on the operations of the "Orbis" Group for the financial year 2009.
11. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year 2009.
12. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year 2009.
13. Adopting a resolution concerning acknowledgement of information on the result of elections of three members of the Supervisory Board for the Board's 8$^{th}$ tenure by the Company employees, which is binding upon the General Meeting of Shareholders.
14. Adopting resolutions concerning appointment of members of the Supervisory Board for the Board's 8$^{th}$ tenure .

Draft resolution
regarding item 7 of the agenda

**Draft Resolution No. 4**

concerning approval of the Directors' report on the operations of "Orbis" S.A.
for the financial year 2009

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§ 1

Following its examination, the Directors' Report on the Operations of the Company for the financial year 2009 is hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 8 of the agenda

**Draft Resolution No. 5**

concerning approval of the financial statements of "Orbis" S.A.
for the financial year 2009

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 1 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 1 of the Company's Statutes, it is hereby resolved as follows:

§ 1

Following their examination, the financial statements of the Company for the financial year 2009, including:

1) statement of financial position prepared as at December 31, 2009, showing total assets and total liabilities plus equity of **PLN 2,259,029 thousand**,
2) income statement for the period from January 1, 2009, until December 31, 2009, disclosing a net profit of **PLN 13,407 thousand**,
3) statement of cash flows for the period running from January 1, 2009 until December 31, 2009, showing a decrease in cash and cash equivalents by **PLN 14,120 thousand**,
4) statement of changes in shareholders' equity for the period running from January 1, 2009 until December 31, 2009 showing an increase in shareholders' equity by **PLN 13,407 thousand**,
5) notes and explanations,

are hereby approved.

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 9 of the agenda

**Draft Resolution No. 6**

concerning distribution of net profit generated in the financial year 2009

Acting pursuant to Article 395 § 2 point 2 and Article 347 § 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 2, § 35 section 1 point 5 of the Company's Statutes, it is hereby resolved as follows:

§ 1

The net profit generated during the financial year 2009 amounting to PLN 13,406,895.49 /thirteen million four hundred and six thousand eight hundred and ninety five polish Zloty, forty nine Polish Grosze/ shall be retained in the Company as retained earnings earmarked for statutory purposes.

§ 2

The Resolution shall come into force upon its adoption.

Justification for the above draft resolution:

Considering uncertain market conditions impacted by the economic crisis as well as the challenges faced by "Orbis" S.A. resulting from the adopted strategy of development of hotels and the consequent financial needs, the Management Board of "Orbis" S.A. proposes to retain the profits generated in 2009 in the Company for statutory purposes.

Draft resolution
regarding item 10 of the agenda

**Draft Resolution No. 7**

concerning approval of the consolidated financial statements of the "Orbis" Group
and the Directors' Report on the Operations of the "Orbis" Group
for the financial year 2009

Acting pursuant to Article 395 § 5 of the Code of Commercial Companies and Partnerships and Article 63c section 4 of the Polish Accounting Act of September 29, 1994, (published in the Official Journal of Laws „Dz.U." 2009, No 152, item 1223, as further amended), it is hereby resolved as follows:

§ 1

Following their examination, the consolidated financial statements of the "Orbis" Group for the financial year 2009, including:

1) statement of financial position prepared as at December 31, 2009, showing total assets and total liabilities plus equity of **PLN 2,355,477 thousand**,
2) income statement for the period from January 1, 2009, until December 31, 2009, disclosing a net loss of **PLN 6,061 thousand**,
3) statement of cash flows for the period running from January 1, 2009 until December 31, 2009, showing a net decrease in cash and cash equivalents by **PLN 4,308 thousand**,
4) statement of changes in shareholders' equity for the period running from January 1, 2009 until December 31, 2009 showing a decrease in shareholders' equity by **PLN 5.979 thousand**,
5) notes and explanations,

are hereby approved.

§ 2

Following its examination, the Directors' Report on the Operations of the "Orbis" Group for the financial year 2009 is hereby approved.

§ 3

The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 11 of the agenda

**Draft Resolution No. 8**

concerning granting a vote of discharge to members of the Management Board
in respect of performance of their duties as members of the Board
in the financial year ended December 31, 2009

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§ 1

The following members of the Management Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2009:

1. Jean Philippe Savoye - for the period from January 1, 2009, till December 31, 2009,
2. Ireneusz Andrzej Węgłowski - for the period from January 1, 2009, till December 31, 2009,
3. Yannick Yvon Rouvrais - for the period from January 1, 2009, till December 31, 2009,
4. Marcin Wit Szewczykowski - for the period from January 1, 2009, till December 31, 2009.

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 12 of the agenda

**Draft Resolution No. 9**

concerning granting a vote of discharge to members of the Supervisory Board
in respect of performance of their duties as members of the Board
in the financial year ended December 31, 2009

Acting pursuant to Article 393 point 1 and Article 395 § 2 point 3 of the Code of Commercial Companies and Partnerships and § 29 section 1 point 3 of the Company's Statutes, it is hereby resolved as follows:

§ 1

The following members of the Supervisory Board are hereby granted a vote of discharge in respect of performance of their duties as members of the Board in the financial year ended December 31, 2009:

1. Claude Moscheni - for the period from January 1, 2009, till December 31, 2009,
2. Jacek Kseń - for the period from January 1, 2009, till December 31, 2009,
3. Erez Boniel - for the period from January 1, 2009, till December 31, 2009,
4. Elżbieta Czakiert - for the period from January 1, 2009, till December 31, 2009,
5. Michael Flaxman - for the period from January 1, 2009, till June 8, 2009,
6. Artur Gabor - for the period from January 1, 2009, till December 31, 2009,
7. Christophe Guillemot - for the period from January 1, 2009, till June 12, 2009,
8. Christian Karaoglanian - for the period from January 1, 2009, till December 31, 2009,
9. Andrzej Procajło - for the period from January 1, 2009, till December 31, 2009,
10. Jarosław Szymański - for the period from January 1, 2009, till December 31, 2009,
11. Marc Vieilledent - for the period from June 15, 2009, till December 31, 2009,
12. Yann Caillère - for the period from June 15, 2009, till December 31, 2009,

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 13 of the agenda

**Draft Resolution No. 10**

concerning acknowledgement of information on the results of elections of three members of the Supervisory Board for the Board's 8th tenure by the Company employees, which is binding upon the General Meeting of Shareholders

Acting pursuant to § 16 section 3 second sentence of the Company's Statutes, it is hereby resolved as follows:

§ 1

The General Meeting of „Orbis" S.A. Shareholders hereby acknowledges the report of the Central Electoral Committee on the outcome of elections of employee representatives to „Orbis" S.A. Supervisory Board for the Board's 8th tenure, as a result of which the following persons were elected as members of the Supervisory Board for the Board's 8th tenure pursuant to § 16 section 2 and 3 of „Orbis" S.A. Statutes:

1. Andrzej Procajło
2. Jarosław Szymański
3. Andrzej Przytuła.

§ 2

The Resolution shall come into force upon its adoption.

Draft resolution
regarding item 14 of the agenda

**Draft Resolution No. 11**

concerning appointment by the General Meeting of Shareholders
of seven members of the Supervisory Board for the Board's 8th tenure

§ 1

Acting pursuant to Article 385 § 1 f the Code of Commercial Companies and Partnerships and § 16 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby appoints the following persons as members of the Supervisory Board for the Board's 8th tenure:

1. .......................................................
   number of votes cast: ......., of which: in favor: ......., against: ......., abstained from voting: .....,
2. .......................................................
   number of votes cast: ......., of which: in favor: ......., against: ......., abstained from voting: .....,
3. .......................................................
   number of votes cast: ......., of which: in favor: ......., against: ......., abstained from voting: .....,
4. .......................................................
   number of votes cast: ......., of which: in favor: ......., against: ......., abstained from voting: .....,
5. .......................................................
   number of votes cast: ......., of which: in favor: ......., against: ......., abstained from voting: .....,
6. .......................................................
   number of votes cast: ......., of which: in favor: ......., against: ......., abstained from voting: .....,
7. .......................................................
   number of votes cast: ......., of which: in favor: ......., against: ......., abstained from voting: .....,

§ 2

The Resolution shall be binding from the moment of closing this General Meeting of Shareholders.